EXHIBIT 12.4
CAROLINA POWER & LIGHT COMPANY
d/b/a PROGRESS ENERGY CAROLINAS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2012	2011	2010	2009	2008
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$382	$772	$952	$791	$832
Fixed charges	291	235	227	219	231
Deduct:
Interest capitalized(a)	23	21	19	12	12
Pre-tax income (loss) noncontrolling interest of subsidiaries that have not incurred fixed charges	―	―	(1)	(2)	―
Total earnings	$650	$986	$1,161	$1,000	$1,051

Fixed charges:
Interest on debt, including capitalized portions(a)	$230	$205	$205	$207	$219
Estimate of interest within rental expense	61	30	22	12	12
Total fixed charges	$291	$235	$227	$219	$231
Preferred dividends, as defined	4	4	5	5	5
Total fixed charges and preferred dividends combined	$295	$239	$232	$224	$236
Ratio of earnings to fixed charges	2.2	4.2	5.1	4.6	4.6
Ratio of earnings to fixed charges and preferred dividends combined	2.2	4.1	5.0	4.5	4.5

(a)	Excludes the equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Condensed Consolidated Statements of Operations.